

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Vagner Gomes Tome
President and Director
Line Up Advertisement, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074

> **Re: Line Up Advertisement, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 6, 2012**
> **File No. 333-182566**

Dear Mr. Tome:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page, page 3

2.   We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal

proceeds from the offering and potential investors may end up holding shares in a company that:

- has not received enough proceeds from the offering to begin operations; and
- has no market for its shares.

Also include a risk factor that discusses these risks.

3.   Identify the company as a shell company and highlight the illiquidity of any future trading market until the company is no longer considered a shell company.

Summary Information, page 5

4.   Please revise to clarify why you state that your first priority is to keep current your status with the Commission rather than to implement your business plans.

5.   You state that the sale of at least 25% of the shares would be sufficient to begin implementation of your business plan. State what will happen in the event you do raise that amount. Revise to clarify, here and in your Management's Discussion and Analysis, exactly what you believe $25,000 in proceeds would permit the company to accomplish. For example, would it enable the company to purchase and place a single television? Would it suffice to maintain operations and your reporting status for 12 months? Do the same for proceeds of 50%, 75% and 100%.

6.   You state that Mr. Tome will lend "up to $15,000" for a period of twelve months "if no other proceeds are obtained by the Company." Please revise to clarify under what circumstances Mr. Tome will lend funds to the company. Do the same in the Use of Proceeds section. For example, do you expect that Mr. Tome will lend enough only if less than $15,000 is obtained in proceeds from this offering? Or would he still be willing to lend the full $15,000, as necessary, if $8,000 in proceeds were received?

Risk Factors, page 10

7.   Include a risk factor highlighting your shell company status and the restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i).

Our auditors have issued a going concern opinion…, page 11

8.   This risk factor implies that the CEO is prepared to lend enough capital to sustain the company's operational expenses for 12 months, while your disclosure on page 5 suggests that his intention is to lend the company no more than $15,000 dollars, which would roughly suffice to maintain your reporting status for 12 months but not to sustain operations. Please revise to clarify.

<u>Since our sole officer and director resides…, page 16</u>

9.   This risk factor is a virtual duplicate of the risk factor with the same subheading on page 14. Please delete.

<u>Description of our Services, page 25</u>

10.   Please revise to clarify the nature of your video advertisements, what the estimated costs will be, and how long they will take to produce.

11.   We note the statement on page 14 that Mr. Tome resides in Brazil. Please clarify how he intends to engage in negotiations with local businesses and in general run the business prior to appointing an American president.

12.   Please disclose in what town or city the company intends to commence business. If it is not a major metropolitan area, please discuss the demographics of the area, such as population, average age of residents, average income, in comparison to national averages. To the extent possible, disclose the number of nightclubs in town.

13.   We note that you intend to sign contracts with club owners. Explain whether you expect to share advertising revenues with club owners or otherwise compensate them for the placement of TVs in their space.

<u>Regulatory Matters, page 27</u>

14.   Discuss whether you will face any advertising restrictions in advertising cigarettes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director